EXHIBIT 99.2
                                                                   ------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis for the three and six month periods ended June 30, 2007 of Precision Drilling Trust (the "Trust" or "Precision") prepared as at July 24, 2007 focuses on certain key statistics from the unaudited consolidated financial statements and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion should be read in conjunction with the material contained in Precision's 2006 annual report on pages 30 through 66, the unaudited June 30, 2007 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information and statements on page 14 of this report.

FINANCIAL HIGHLIGHTS
(Stated in thousands of Canadian            Three months ended June 30,            Six months ended June 30,
dollars, except per unit amounts)          2007         2006   % Change          2007          2006  % Change
--------------------------------------------------------------------------------------------------------------

Revenue                              $  122,005   $  223,569        (45)   $  532,547   $   759,977       (30)
Operating earnings(1)                    27,074       74,543        (64)      205,253       320,452       (36)
Net earnings                             25,722       88,303        (71)      183,789       312,486       (41)
Cash provided by operations             229,073      339,619        (33)      385,371       380,559         1
Net capital spending                     50,710       48,107          5       105,284        88,974        18
Distributions declared                   56,591      111,681        (49)      128,273       213,304       (40)
Per unit information:
   Net earnings                            0.20         0.70        (71)         1.46          2.49       (41)
   Distributions declared            $     0.45   $     0.89        (49)   $     1.02   $      1.70       (40)
--------------------------------------------------------------------------------------------------------------

(1) Non-GAAP measure. See page 13.

FINANCIAL POSITION AND RATIOS
                                                                     June 30,    December 31,        June 30,
(Stated in thousands of Canadian dollars, except ratios)               2007            2006            2006
---------------------------------------------------------------------------------------------------------------

Working capital                                                  $     77,729    $    166,484    $    135,935
Working capital ratio                                                     1.8             1.8             1.8
Long-term debt                                                   $     51,937    $    140,880    $     44,997
Total assets                                                     $  1,629,942    $  1,761,186    $  1,573,983
Long-term debt to long-term debt plus equity ratio                       0.04            0.10            0.04
---------------------------------------------------------------------------------------------------------------

                                               PRECISION DRILLING TRUST Q2    1

OVERVIEW

During the second quarter of 2007, Precision experienced some of its lowest activity and equipment utilization levels in a decade as poor weather and continued uncertainty over the economics of natural gas drilling in western
Canada  led  customers  to limit  spending.

Demand for Precision's contract drilling services in the Western Canada Sedimentary Basin ("WCSB") was 54% lower in the second quarter of 2007 than in the second quarter of 2006. Seasonal second quarter weakness was exacerbated by record precipitation in many areas and some producers opting to defer natural gas drilling as deteriorating pricing fundamentals provided less incentive to activate rigs after spring breakup. The downturn in activity coincided with record industry drilling rig capacity which resulted in low utilization levels and competitive spot market pricing.

Precision's service rig operating hours were 35% lower in the second quarter of 2007 than in the same period in 2006 as record rainfall in some areas and decreased activity in natural gas well service work was partially offset by sustained workover activity in oil related areas.

Activity declines in Canada were partially offset by Precision's strategic entry into the United States. During the second quarter of 2007 Precision marked the first anniversary of its U.S. drilling operations and staged expansion into the U.S. land drilling market. These operations generated 9% of revenue and 17% of operating earnings in the just completed quarter.

The current business environment for oilfield services in Canada is challenging and Precision remains committed to its long-term strategy of investing in higher productivity through its people and equipment. Precision is in the process of constructing a new Employee Centre in Nisku, Alberta, to support personnel, safety and training initiatives and enhance employee retention. A drilling rig was decommissioned from active service in July and will be redeployed to the new Employee Centre to facilitate employee orientation and ongoing training.

Precision has allocated an estimated $275 million to capital spending on property, plant and equipment in 2007, including $90 million for productive capacity maintenance of existing assets and $185 million for expansionary initiatives. Expansion capital continues to be directed toward the completion of the new drilling rig construction program pursuant to long-term customer arrangements. Precision had 13 rigs under construction at quarter end, seven for the Canadian market and six for the United States, which will bring its North American fleet to 259 drilling rigs during the second quarter of 2008.

The investment in operating personnel, technology, equipment and systems is designed to make Precision an even safer place to work and provide customers a level of service that lowers costs through gains in efficiency. Precision's second quarter and first half of 2007 are highlighted by the following:


                              [GRAPHICS OMITTED]


2    MANAGEMENT'S DISCUSSION AND ANALYSIS

                              [GRAPHICS OMITTED]


Financial

For the three months ended June 30, 2007:

o Precision maintained a strong financial position with working capital of $78 million, long-term debt of $52 million and a long-term debt to long-term debt plus equity ratio of 0.04 as at June 30, 2007.

o Revenue was $122  million,  a decrease of $102  million or 45% from the prior
  year  quarter  due  to  significantly   lower  activity  levels  in  both  of
  Precision's operating segments.

o General and administrative costs were $10 million, a decrease of $6 million from the same period in 2006 due primarily to a recovery of long-term incentive compensation accruals.

o Operating earnings were $27 million, a decrease of $47 million or 64% from the second quarter of 2006. As a percentage of revenue, operating earnings were 22% compared with 33% in the second quarter of 2006, a decline of eleven percentage points due to reduced customer pricing and higher variable operating costs.

o Net earnings were $26 million or $0.20 per diluted unit, a decrease of 71% compared to $88 million or $0.70 per diluted unit in the second quarter of 2006. Precision realized a lower income tax expense in the second quarter of 2006 when the federal and provincial governments in Canada substantively enacted tax rate reductions that resulted in Precision recording a $21 million reduction in future tax balances compared with a $2 million reduction recorded in the second quarter of 2007, a difference of $0.15 per diluted unit.

For the six months ended June 30, 2007:

o Revenue was $533 million, a decrease of $227 million or 30% from the first half of 2006 due to significantly lower activity levels in both segments and declining service pricing for the drilling rig fleet.

o General and administrative costs were $25 million, a decrease of $14 million from the prior year due primarily to a recovery of long-term incentive compensation accruals.

o Operating earnings were $205 million, a decrease of $115 million or 36% from the first half of 2006. As a percentage of revenue, operating earnings were 39% compared with 42% in the first half of 2006, a moderate decline of three percentage points as customer pricing held during the active first quarter of 2007.

o Net earnings were $184 million or $1.46 per diluted unit, a decrease of 41% compared to $312 million or $2.49 per diluted unit in the first half of 2006. For 2007, the future income tax expense recovery from Canadian tax rate reductions was $19 million lower than the prior year, or $0.15 per diluted unit.

                                               PRECISION DRILLING TRUST Q2    3

Operational

o Total capital expenditures in the quarter for the purchase of property, plant and equipment were $53 million, a decrease of $8 million from the same period in 2006. Capital expenditures for the six months ended June 30, 2007 were $109 million, a decrease of $2 million from the same period in 2006 and included $83 million for expansionary capital initiatives and $26 million for the productive capacity maintenance of existing assets.

o In the quarter, Precision added one new drilling rig and one new service rig and in July one drilling rig was decommissioned for training use at the new Employee Centre.

o Precision assigned two new rig builds originally under contract in Canada to U.S. customers in the quarter. Early in July, Precision commissioned the first of five new Super Single(TM) rig builds under contract to a customer in Texas.

o Precision currently has six drilling rigs in the United States and another five contracted Super Single(TM) rigs at various stages of construction. Once these rig builds are complete, Precision expects to operate a fleet of 11 rigs in the United States -seven in Texas and four in Colorado.

The trend for lower year-over-year drilling levels in western Canada continued in the second quarter of 2007 and led to the lowest drilling rig activity level for Precision and the lowest rig utilization rates in nearly a decade.

Poor spring weather limited activity in many areas of western Canada but the greater issue was the reluctance of producers to initiate drilling programs. Demand for drilling in Canada remained soft and in contrast to high activity levels in the U.S. land drilling markets.

Some Canadian customer cash flows and net backs have been challenged by field cost escalations, low new natural gas well production rates, softening natural gas prices, a weakening U.S. dollar against other major currencies including Canada, gas transportation cost differentials to U.S. markets and tightening cash availability in capital and debt markets. Licensing for new gas wells in western Canada was 45% lower during the first six months of 2007 than the same period of 2006.

As with a year ago, fundamentals for the industry remain modest and it appears to be a continuation of 2006 where high levels of natural gas in storage prompted a drop in drilling activity that still persists. Gas in storage remains above the five-year average in North America and close to year-ago levels when it was a contributing factor in the sharp decline in gas prices and an abrupt end to the record-setting drilling activity in the WCSB every year since 2003.

For Precision, weakness in the Canadian contract drilling sector in the quarter was partially offset by more sustained well servicing activities for oil workovers given high oil prices and more activity in the U.S. contract drilling division where Precision operated five rigs at 98% utilization.

The increased number of rigs in the industry has magnified the decline in field activity levels from recent years. At the end of the quarter there were 887 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC"), an increase of 57% over the industry rig fleet in 1999.

During the quarter, Henry Hub natural gas spot prices averaged US$7.51 per MMBtu and closed at US$6.36 compared to an average of US$6.51 per MMBtu in the second quarter of 2006. West Texas Intermediate crude oil averaged US$64.99 per barrel during the quarter compared to US$70.48 per barrel in the same period in 2006.

4    MANAGEMENT'S DISCUSSION AND ANALYSIS

The one-year forward price for North American natural gas traded within a range of about $7.00 to $9.00 on Canadian and U.S. exchanges during the second quarter of 2007 compared to about $8.00 to $10.00 in the second quarter of 2006.

During the second quarter of 2007, 69% of industry well completions in western Canada targeted natural gas while 31% targeted oil, which is in line with the five-year historical average. The number of well permits issued in the second quarter in Alberta, British Columbia and Saskatchewan fell 43% from the second quarter of 2006 to 3,479.

Average customer pricing for Precision's services was down moderately through the second quarter. In general, spot pricing was considerably weaker in the second quarter of 2007 while average day rates were bolstered by long-term contract rates and market pricing for Precision's Super Single(TM) rigs. In terms of cost control, strong economic activity in western Canada and a buoyant global market has kept Precision under inflationary cost pressure for labour and certain equipment.

OUTLOOK

Over the past 12 months Precision moved to diversify its earnings base outside Canada through its new drilling rig construction program and rig deployments to regions in the United States with growing natural gas production opportunities. With six rigs currently active and another five new-builds expected to be commissioned during the second half of the year, Precision expects to exit 2007 with at least 4% of its fleet operating under long-term customer arrangements in the United States.

While this is an emerging North American strategy, the outlook for Precision over the second half of fiscal 2007 will continue to be heavily dependent on its dominant market presence in the oilfield service sector in western Canada. The recent build in underground natural gas storage levels and record industry equipment capacity are expected to keep equipment utilization at seasonally adjusted low levels with continued price competition.

Natural gas prices weakened during the second quarter of 2007, a trend strikingly familiar to last year, compounded by increases in North American natural gas supply from liquefied natural gas imports and strong onshore drilling activity in the United States. This has muted the impact of lower Canadian natural gas drilling activity and the resulting production decrease which would have helped to restore more normal underground gas storage levels. The first half of the year appears to have set the stage for continued lower year-over-year Canadian drilling activity levels during 2007.

Oil-related demand for drilling rigs remains firm but these opportunities, including the oil sands in northern Alberta, are not sufficient to employ excess industry rig capacity in Canada.

While these conditions cast a negative outlook extending into 2008, Precision remains committed to underlying fundamentals for natural gas and North American drilling and well servicing opportunities. Precision expects the cyclical fundamentals within the oil and gas industry to eventually restore balance to North American gas storage levels and stimulate Canadian drilling demand.

These fundamentals include such factors as lower initial well production, steep first-year production decline rates, lower service company pricing and rising natural gas consumption from North American economic growth. The inherent benefits of natural gas in terms of environmental emissions and cost saving opportunities away from oil also stand to help restore and sustain higher natural gas prices.

                                               PRECISION DRILLING TRUST Q2    5

SEGMENTED FINANCIAL RESULTS

Precision's operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, wastewater treatment and rental divisions.

(Stated in thousands of          Three months ended June 30,              Six months ended June 30,
Canadian dollars)                          2007         2006   % Change          2007          2006  % Change
========================================================================================================================

Revenue:
   Contract Drilling Services        $   78,829   $  156,133        (49.5) $  359,724   $   540,295       (33.4)
   Completion and Production Services    44,978       70,291        (36.0)    178,184       226,929       (21.5)
   Inter-segment eliminations            (1,802)      (2,855)       (36.9)     (5,361)       (7,247)      (26.0)
------------------------------------------------------------------------------------------------------------------------
                                     $  122,005   $  223,569        (45.4) $  532,547   $   759,977       (29.9)
========================================================================================================================

Operating earnings:(1)
   Contract Drilling Services        $   24,013   $   61,473        (60.9) $  156,748   $   255,156       (38.6)
   Completion and Production Services     8,954       20,562        (56.5)     60,769        84,349       (28.0)
   Corporate and other                   (5,893)      (7,492)       (21.3)    (12,264)      (19,053)      (35.6)
------------------------------------------------------------------------------------------------------------------------
                                     $   27,074   $   74,543        (63.7) $  205,253   $   320,452       (35.9)
========================================================================================================================

(1) Non-GAAP measure. See page 13.


SEGMENT REVIEW OF CONTRACT DRILLING SERVICES


                              [GRAPHICS OMITTED]



6    MANAGEMENT'S DISCUSSION AND ANALYSIS

(Stated in thousands of Canadian   Three months ended June 30,            Six months ended June 30,
dollars, except where indicated)           2007         2006   % Change          2007          2006  % Change
========================================================================================================================
Revenue                              $   78,829   $  156,133        (49.5) $  359,724   $   540,295       (33.4)
Expenses:
   Operating                             44,623       83,563        (46.6)    174,111       251,978       (30.9)
   General and administrative             3,669        5,353        (31.5)      9,826        13,923       (29.4)
   Depreciation                           6,112        5,916          3.3      18,722        19,442        (3.7)
   Foreign exchange                         412         (172)       339.5         317          (204)      255.4
------------------------------------------------------------------------------------------------------------------------
Operating earnings(1)                $   24,013   $   61,473        (60.9) $  156,748   $   255,156       (38.6)
------------------------------------------------------------------------------------------------------------------------

Operating earnings as a
   percentage of revenue                   30.5%        39.4%                    43.6%         47.2%
------------------------------------------------------------------------------------------------------------------------
Drilling rig revenue per
   operating day(2)                  $   18,656   $   20,466         (8.8) $   20,419   $    20,763        (1.7)
========================================================================================================================

Drilling statistics for the three months ended June 30:(2)
                                                             2007                             2006
------------------------------------------------------------------------------------------------------------------------
                                                   Precision       Industry(3)      Precision      Industry(3)
========================================================================================================================
Number of drilling rigs (end of period)                  242              878             234             784
Drilling rig operating days (spud to release)          3,175           13,343           6,900          25,175
Drilling rig operating day utilization                    14%              17%             33%             36%
Number of wells drilled                                  411            1,677             973           3,094
Average days per well                                    7.7              8.0             7.1             8.1
Number of metres drilled (000s)                          572            2,295           1,129           3,998
Average metres per well                                1,392            1,369           1,160           1,292
Average metres per day                                   180              172             164             159
========================================================================================================================

Drilling statistics for the six months ended June 30:(2)
                                                             2007                             2006
------------------------------------------------------------------------------------------------------------------------
                                                   Precision       Industry(3)      Precision      Industry(3)
========================================================================================================================

Number of drilling rigs (end of period)                  242              878             234             784
Drilling rig operating days (spud to release)         14,960           58,749          23,594          81,149
Drilling rig operating day utilization                    34%              38%             56%             58%
Number of wells drilled                                2,139            7,638           3,275          10,523
Average days per well                                    7.0              7.7             7.2             7.7
Number of metres drilled (000s)                        2,714            9,680           3,944          12,895
Average metres per well                                1,269            1,267           1,204           1,225
Average metres per day                                   181              165             167             159
========================================================================================================================

(1) Non-GAAP measure.  See page 13.
(2) Canadian operations only.
(3) CAODC and Precision - excludes non-CAODC rigs and non-reporting CAODC members.

Revenue for the second quarter in the Contract Drilling Services segment decreased by 50% to $79 million while operating earnings decreased by 61% to $24 million compared to the same period in 2006. Activity was impacted by record precipitation in many areas and low customer demand due to concerns over rising costs and the continued uncertainty over natural gas prices. In Canada during the quarter, about one-third of the drilling operating days achieved were from rigs under long-term customer arrangements and as a result pricing remained relatively strong at $18,656 per operating day, a decrease of 9% from the same period in 2006. With reduced activity and excess equipment supply, spot market pricing remained highly competitive and average operating day rates declined approximately 20%.

                                               PRECISION DRILLING TRUST Q2    7

Drilling rig operating days, spud to rig release, in Canada during the second quarter of 2007 were 3,175 compared with 6,900 in 2006, a decrease of 3,725 days or 54%. The decline in the quarter was in line with industry trends. As a result of reduced winter capital budgets, Precision's customers in western Canada were early to shut down for spring breakup and displayed no urgency to go back to work once road bans were lifted. Drilling rig operating days in the United States during the second quarter of 2007 were 352 compared with eight in the same period in 2006. The camp and catering division in Canada experienced an activity decrease of 74% over the prior year second quarter due to the decline in industry activity and the increased availability of hotel accommodations.

Operating expenses as a function of revenue increased three percentage points from the second quarter in the prior year to 57%. On a per operating day basis, costs for the drilling rig division increased by 2% due to higher crew wages offset by lower scheduled equipment maintenance, lower wage burden and recovery of long-term incentive compensation accruals. Lower equipment utilization increased the per operating day cost associated with fixed operating cost components.

Depreciation in the Contract Drilling Services segment was up from the prior year quarter due to a higher capital asset base partially offset by lower equipment utilization.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES


                              [GRAPHICS OMITTED]



8    MANAGEMENT'S DISCUSSION AND ANALYSIS

(Stated in thousands of Canadian   Three months ended June 30,            Six months ended June 30,
dollars, except where indicated)           2007         2006   % Change          2007          2006  % Change
===============================================================================================================

Revenue                              $   44,978   $   70,291        (36.0) $  178,184   $   226,929       (21.5)
Expenses:
   Operating                             29,085       41,303        (29.6)     97,312       119,933       (18.9)
   General and administrative             2,068        2,902        (28.7)      5,253         6,817       (22.9)
   Depreciation                           4,861        5,530        (12.1)     14,844        15,816        (6.1)
   Foreign exchange                          10           (6)       266.7           6            14       (57.1)
---------------------------------------------------------------------------------------------------------------
Operating earnings(1)                $    8,954   $   20,562        (56.5) $   60,769   $    84,349       (28.0)
===============================================================================================================
Operating earnings as a
   percentage of revenue                   19.9%        29.3%                    34.1%         37.2%
---------------------------------------------------------------------------------------------------------------
Service rig revenue per
   operating hour                    $      681   $      658          3.5  $      771   $       708         8.9
===============================================================================================================

                                 Three months ended June 30,              Six months ended June 30,
Well servicing statistics:                 2007         2006   % Change          2007          2006  % Change
===============================================================================================================

Number of service rigs (end of period)      238          237          0.4         238           237         0.4
Service rig operating hours              52,680       81,026        (35.0)    185,091       246,617       (24.9)
Service rig operating hour utilization       24%          38%                      43%           57%
===============================================================================================================

(1) Non-GAAP measure. See page 13.

Revenue in the Completion and Production Services segment decreased by 36% to $45 million while operating earnings declined by 57% to $9 million in the second quarter of 2007 compared to the same period in 2006. The decrease in revenue was attributable to the decline in industry activity due to wet spring weather in many areas of western Canada and general uncertainty in the economics of natural gas production offset by oil-related well servicing activity. Precision's service rig division recorded the lowest second quarter activity in its eight year history.

Lower industry demand resulted in lower year-over-year revenue in all divisions within the segment. Revenue for the service rig division represented 80% of the segment's revenue. Compared to the prior year second quarter, revenue was down 33% in the service rig division, 82% in snubbing and 36% in the rental division. Generally, service rig pricing held as prior year winter rate increases were fully applied during the quarter. Snubbing revenue declined significantly due to the overall downturn in natural gas activity and demand levels for rig assist units. Precision is changing the mix of its snubbing fleet through the construction of four additional stand alone units and the conversion of three rig assist units.

Activity for the Completion and Production Services segment declined 35% from the prior year quarter, with the service rig fleet generating 52,680 operating hours for 24% utilization. The reduction was a result of lower service rig demand as customers scaled back well completion work in line with drilling activity, moderated spending on production maintenance of existing wells, and restricted the movement of equipment due to weather. New well completions accounted for 17% of service rig operating hours in the second quarter compared to 22% in 2006.

Operating expenses as a function of revenue increased six percentage points from the second quarter of the prior year to 65%. On a per operating hour basis, costs for the service rig division increased by 11% due to higher crew wages, equipment maintenance and fixed costs being spread over a lower activity base.

Depreciation in the Completion and Production Services segment was down from the prior year quarter due to lower equipment utilization in the second quarter of 2007.

                                               PRECISION DRILLING TRUST Q2    9

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses decreased by 21% to $6 million in the second quarter of 2007 compared to $7 million in the same period of 2006. The decrease was primarily due to a $2 million expense recovery of long-term incentive compensation accruals, compared to a $2 million expense accrual in 2006, offset by gains generated in the second quarter of 2006 from the disposal of corporate assets. A portion of the award payable under the long-term incentive compensation plan depends on the growth in cash distributions over a three-year period. The amount distributed in the second quarter of 2007 was below the base distribution rate, resulting in a partial recovery of amounts previously accrued.

OTHER ITEMS

Net interest expense of $2 million for the second quarter of 2007 was in line with the prior year.

Precision's effective income tax rate, before enacted tax rate reductions in Canada, was 8% in the second quarter of 2007. Compared to a corporate tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LIQUIDITY AND CAPITAL RESOURCES

Precision's liquidity and solvency position remained strong during the quarter as working capital exceeded long-term debt by $26 million as at June 30, 2007, consistent with December 31, 2006. The financial position remained strong despite a decrease in activity as a significant percentage of operating costs are variable in nature and the Trust curtailed discretionary spending and distributions.

During the first half of 2007 Precision generated cash from operations of $385 million. The cash was used to repay long-term debt of $89 million and bank indebtedness of $30 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $115 million and make cash distributions to unitholders of $151 million.

The first six months of 2007 were further highlighted by the following financial developments:

o The Trust declared monthly distributions to unitholders of $0.19 per unit for the first four months and $0.13 per unit for May and June for aggregate distributions declared of $128 million or $1.02 per unit.

o Long-term debt decreased by $89 million to $52 million for a long-term debt to long-term debt plus equity ratio of 0.04.

o Working capital decreased by $89 million to $78 million as Precision realized lower activity and corresponding revenue compared to 2006 year-end activity levels.

DISTRIBUTIONS

Upon conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units (together "unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions may be declared in cash or in-kind and reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets, or legislative changes in tax laws by governments in Canada. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust's: financial performance; debt covenants and obligations; working capital requirements; productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

10    MANAGEMENT'S DISCUSSION AND ANALYSIS

In June 2007, the Government of Canada's Bill C-52 Budget Implementation Act, 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor (a combined 31.5% in 2011). The SIFT tax measures were initially announced on October 31, 2006. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. Due to Precision's legal entity structure, the enacted SIFT tax measures had no significant impact on Precision's future income tax provision.

Key factors for consideration in determining cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. A two-year quarterly reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit/share amounts)                       2006                              2007
---------------------------------------------------------------------------------------------------------------
Quarters ended                                  September 30      December 31         March 31          June 30
================================================================================================================
Cash provided by continuing operations            $    74,952     $    154,233    $    156,298    $    229,073
Less:
   Purchase of property, plant and equipment
     for productive capacity maintenance              (24,503)         (26,122)        (17,583)         (8,602)
   Unfunded long-term incentive plan
     compensation                                      (5,262)         (10,192)          2,461           4,167
Add:
   Proceeds on sale of property, plant
     and equipment                                      4,251            3,742           1,128            2,130
----------------------------------------------------------------------------------------------------------------
Distributable cash from continuing
   operations(1) (A)                              $    49,438     $    121,661    $    142,304    $    226,768
================================================================================================================
Cash distributions declared (B)                   $   116,785     $    116,912    $     71,682    $     56,591
                                                                                  ==============================
Payout ratio (B)/(A)                                      236%              96%             50%             25%
Per diluted unit information:
   Cash distributions declared                    $      0.93     $       0.93    $       0.57    $       0.45
   Distributable cash from continuing
     operations(1)                                $      0.39     $       0.97    $       1.13    $       1.80
================================================================================================================

                                                             2005                              2006
----------------------------------------------------------------------------------------------------------------
Quarters ended                                   September 30      December 31        March 31         June 30
================================================================================================================
Cash provided by (used in) continuing
   operations                                      $   46,978       $  (53,587)     $   40,940      $  339,619
Less:
   Purchase of property, plant and equipment for
     productive capacity maintenance                  (21,482)         (26,931)        (16,449)        (25,049)
   Unfunded long-term incentive plan compensation           -                -          (2,803)         (4,442)
Add:
   Proceeds on sale of property, plant and
     equipment                                          1,831            6,897           8,164          13,180
----------------------------------------------------------------------------------------------------------------
Distributable cash from continuing
   operations(1) (A)                               $   27,327       $  (73,621)     $   29,852      $  323,308
================================================================================================================
Cash distributions declared (B)                                                     $  101,623      $  111,681
================================================================================================================
Payout ratio (B)/(A)                                                                       340%             35%
Per diluted unit/share information:
   Cash distributions declared                     $        -       $     0.56      $     0.81      $     0.89
   Distributable cash from continuing
     operations(1)                                 $     0.22       $    (0.59)     $     0.24      $     2.58
================================================================================================================

(1) Non-GAAP measure. See page 13.


                                              PRECISION DRILLING TRUST Q2    11

The quarterly distributable cash calculation over the past two years serves to demonstrate the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distribution payout ratios. Over the past 18 months, quarterly payout ratios ranged from a low of 25% to a high of 340%. Management believes that payout calculations for any period before 2006 would not be meaningful given the Trust November 2005 conversion from a corporation to an income trust.

For the quarter ended June 30, 2007 cash provided by operations was $229 million, a decrease of $111 million from the 2006 second quarter. The decrease was attributable to the difference in the change in non-cash working capital balances of $65 million and lower year-over-year earnings. The realization of working capital this quarter was lower due to reduced activity, an early winter shutdown and the corresponding reduction in first quarter trade accounts receivable collected in the second quarter of 2007 as compared to 2006. For the quarter, property, plant and equipment additions of $9 million to sustain the productive capacity of Precision's equipment and infrastructure were $16 million lower than in the second quarter of 2006.

For the 18-month period ended June 30, 2007, Precision generated distributable cash from operations of $893 million and declared cash distributions of $575 million for a payout ratio of 64%. Excess distributable cash of $318 million was used to fund growth initiatives by purchasing equipment and expanding Precision's underlying asset base and repay long-term debt. During that period, Precision invested $253 million toward expansionary capital expenditures, $171 million in 2006 and $82 million in the first half of 2007.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring breakup during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision's operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increase from winter activity and tend to be lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided from operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars,
except per diluted unit/share amounts)                       2006                                  2007
---------------------------------------------------------------------------------------------------------------
Quarters ended                                   September 30     December 31        March 31         June 30
===============================================================================================================
Revenue                                          $   349,558     $    328,049    $    410,542    $    122,005
Operating earnings(1)                                142,431          132,396         178,179          27,074
Earnings from continuing operations                  133,552          126,474         158,067          25,722
   Per diluted unit                                     1.06             1.01            1.26            0.20
Net earnings                                         139,667          127,436         158,067          25,722
   Per diluted unit                                     1.11             1.01            1.26            0.20
Cash provided by continuing operations                74,952          154,233         156,298         229,073
Distributions declared                           $   116,785     $    141,435    $     71,682    $     56,591
===============================================================================================================

12    MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                             2005                                  2006
---------------------------------------------------------------------------------------------------------------
Quarters ended                                   September 30     December 31        March 31         June 30
===============================================================================================================

Revenue                                          $   300,016     $    427,861    $    536,408    $    223,569
Operating earnings(1)                                111,956          175,897         245,909          74,543
Earnings from continuing operations                    2,382          120,877         224,183          88,303
   Per diluted unit/share                               0.02             0.96            1.79            0.70
Net earnings                                       1,382,648           83,546         224,183          88,303
   Per diluted unit/share                              11.00             0.66            1.79            0.70
Cash provided by (used in) continuing operations      46,978          (53,847)         40,940         339,619
Distributions declared                           $         -     $     70,510    $    101,623    $    111,681
===============================================================================================================

(1) Non-GAAP measure. See page 13.


NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both Canadian generally accepted accounting principles ("GAAP") and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

o Operating earnings: Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision's principal business activities prior to consideration of how those activities are financed or how the results are taxed.

o Distributable cash from continuing operations and distributable cash from continuing operations per diluted unit/share: Management believes that in addition to cash provided by (used in) continuing operations, distributable cash from continuing operations is a useful supplemental measure. It provides an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures to maintain the existing productive capacity of Precision's assets and long-term unfunded contractual operational obligations.

Precision's method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision's performance.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of June 30, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision's disclosure controls and procedures were effective as at June 30, 2007.

                                              PRECISION DRILLING TRUST Q2    13

During the quarter ended June 30, 2007 there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

It should be noted that while Precision's principal executive officer and principal financial and accounting officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this interim report, including statements related to future natural gas prices, estimated capital expenditures, equipment utilization levels, pricing competition in the Canadian drilling industry, future natural gas supply growth, drilling activity in Canada and the United States, expansion in the United States, projected growth of the Completion and Production Services and the Contract Drilling Services segments and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively "forward-looking information and statements").

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision's services. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust's expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any forward-looking information and statements, whether as a result of new information, future events, or otherwise.

14    MANAGEMENT'S DISCUSSION AND ANALYSIS

Precision Drilling Trust

UNITHOLDER INFORMATION


STOCK EXCHANGE LISTINGS                 ACCOUNT QUESTIONS
Units of Precision Drilling Trust are   Precision's Transfer Agent can help
listed on the Toronto Stock Exchange    you with a variety of unitholder
under the trading symbol PD.UN and      related services, including:
on the New York Stock Exchange under
the trading symbol PDS.                 o   Change of address
                                        o   Lost unit certificates
Q2 2007 TRADING PROFILE                 o   Transfer of units to another person
Toronto (TSX: PD.UN)                    o   Estate settlement
High: $30.93
Low: $25.62                             You can contact Precision's
Close: $26.00                           Transfer Agent at:
Volume Traded: 39,651,345               Computershare Trust Company of Canada
New York (NYSE: PDS)                    100 University Avenue
High: US$27.89                          9th Floor, North Tower
Low: US$22.60                           Toronto, Ontario M5J 2Y1
Close: US$24.45                         Telephone: 1-800-564-6253
Volume Traded: 49,073,979                         (toll free in Canada and the
                                                   United States)
TRANSFER AGENT AND REGISTRAR                       1-514-982-7555
Computershare Trust Company of Canada             (international direct dialing)
Calgary, Alberta                        Email: service@computershare.com

TRANSFER POINT                          ONLINE INFORMATION
Computershare Trust Company NA          To receive news releases by email, or to
Denver, Colorado                        view this interim report online, please
                                        visit Precision's website at
                                        www.precisiondrilling.com and refer to
                                        the investor relations section.
                                        Additional information relating to the
                                        Trust, including the Annual Information
                                        Form, Annual Report and Management
                                        Information Circular has been filed
                                        with SEDAR and is available at
                                        www.sedar.com.

                                        ESTIMATED INTERIM RELEASE DATES
                                        2007 Third Quarter - October 25, 2007
                                        Fourth Quarter - February 14, 2008

Precision Drilling Trust

CORPORATE INFORMATION

HEAD OFFICE                          TRUSTEES                      LEAD BANK
Precision Drilling Trust             Robert J.S. Gibson            Royal Bank of Canada
4200, 150 - 6th Avenue SW            Allen R. Hagerman             Calgary, Alberta
Calgary, Alberta                     Patrick M. Murray
T2P 3Y7                                                            AUDITORS
Telephone: 403-716-4500              DIRECTORS                     KPMG LLP
Facsimile: 403-264-0251              W.C. (Mickey) Dunn            Calgary, Alberta
Email: info@precisiondrilling.com    Brian A. Felesky, CM, Q.C.
Website: www.precisiondrilling.com   Robert J.S. Gibson
                                     Allen R. Hagerman
                                     Stephen J.J. Letwin
                                     Patrick M. Murray
                                     Frederick W. Pheasey
                                     Robert L. Phillips
                                     Hank B. Swartout

                                     OFFICERS
                                     Hank B. Swartout
                                     Executive Chairman
                                     Gene C. Stahl
                                     President and
                                     Chief Operating Officer
                                     Doug J. Strong
                                     Chief Financial Officer
                                     Darren J. Ruhr
                                     Vice President,
                                     Corporate Services and
                                     Corporate Secretary